

07005457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-56796~~ 8-49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B-7 Tabonuco Street, Suite 1800
(No. and Street)

Guaynabo, PR 00968
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Roig (787) 759-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower 268 Munoz Rivera Avenue San Juan, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARJORIE HERNANDEZ NIEVES
ABOGADA - NOTARIO

Affidavit No. 133 (copy)

Notary Public

Signature Luis Roig

Financial Operations Principal

Title

SWORN AND SUBSCRIBED BEFORE ME BE Luis Roig, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PR AS FINANCIAL OPERATIONS PRINCIPAL OF SANTANDER SECURITIES CORPORATION PERSONALLY KNOWN TO ME THIS 28th OF FEBRUAY 2007 in San Juan, PR.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Santander Securities Corporation and subsidiary at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 16, 2007

Stamp No. 2194046
affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 3,086,828
Deposit with clearing broker	100,000
Securities owned–at fair value	42,823,184
Other receivables	19,894,408
Investment in limited partnership	200,000
Furniture, equipment and leasehold improvements–net	4,886,386
Goodwill	24,254,097
Intangibles–net	1,750,000
Due from clearing broker	2,944,681
Other assets	2,656,524
TOTAL	$102,596,108

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 9,527,420
Subordinated borrowings from parent company	50,000,000
Deferred income taxes	3,468,054
Total liabilities	62,995,474
COMMITMENTS (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Retained earnings	15,600,634
Total stockholder's equity	39,600,634
TOTAL	$102,596,108

See notes to consolidated statement of financial condition

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business—Santander Securities Corporation and subsidiary (the "Company") is a Puerto Rico corporation. On December 30, 2003, the Company became a wholly owned subsidiary of Santander BanCorp ("BanCorp") as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L. ("ABLASA"), a wholly owned subsidiary of Banco Santander Central Hispano, S.A. The Company provides securities brokerage services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates—In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses—Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities Transactions—Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Owned—The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Investment Banking—Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management and Advisory Fees—Revenue from portfolio and other management and advisory fees includes fees and advisory charges resulting from the asset management of certain funds, which are recognized as the services are performed.

Interest Income—Interest income on securities is recognized on an accrual basis, which produces a constant yield over the term of the security.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are stated at cost, less accumulated depreciation which is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three to five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill—The Company accounts for goodwill under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No.17, *Intangible Assets*. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Company's goodwill at September 30, 2006, it was determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000.

Intangibles—During 2002, the Subsidiary acquired the rights to serve as the investment advisor for First Puerto Rico Tax-Exempt Fund, Inc. (the "Fund"), a continuously offered, non-diversified, open-end management investment company, for $2,000,000. Under the agreement, the Subsidiary receives annual management fees from the Fund equal to 0.50% of the Fund's average weekly net assets value. This intangible is being amortized over a ten-year period, the estimated life of the Fund. Amortization for 2006 was $200,000.

In December 2006, the Subsidiary acquired the rights to serve as the investment advisor for the Smith Barney Puerto Rico Daily Liquidity Fund, Inc. ("DLF"), Smith Barney Puerto Rico Income & Capital Fund, Inc. ("ICF") and Smith Barney Puerto Rico US Core Equity Fund, Inc. ("CEF"), for $650,000. At the time of the acquisition, ICF and CEF were reorganized into First Puerto Rico Growth and Income Fund, Inc. ("GIF") and First Puerto Rico Equity Opportunities Fund, Inc. ("EOF"), respectively. DLF will be continuously offered, as a non diversified, no-load fund, open-end management investment company. Under the agreement, the Subsidiary receives annual management fees from DLF equal to 0.40% of DLF's average weekly net assets value. This intangible will be amortized over a ten-year period, the estimated life of DLF.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes—The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Fair Value of Financial Instruments—Assets, including cash and cash equivalents and other receivables are carried at amounts that approximate fair value. Securities owned are valued at fair value using quoted market prices for actual or similar instruments. Accounts payable, accrued expenses and all payables are carried at amounts, which approximate fair value.

2. SECURITIES OWNED

Securities owned at December 31, 2006, carried at fair value, are as follows:

United States Government and Agencies Obligations, $440,283 maturing within one to five years, $748,879 maturing within five to ten years and $5,836,980 maturing after ten years, generally at fixed rates ranging from 4.50% to 9.00%	$ 7,026,142
Puerto Rico Government Obligations, $2,441,416 maturing within one to five years, $1,005,075 maturing within five to ten years and $1,344,534 maturing after ten years, generally at fixed rates ranging from 4.50% to 7.25%	4,791,025
Corporate Debt Securities, $7,506,276 maturing within one to five years, $144,941 maturing within five to ten years and $9,469,529 maturing after ten years, generally at fixed rates ranging from 3.20% to 13.00%	17,120,746
Corporate Equity Securities	13,885,271
Total securities owned	$42,823,184

3. OTHER RECEIVABLES

Other receivables consist primarily of non-interest bearing advances resulting in notes receivable from employees under employment agreements, with maturities which range from one to nine years.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2006, consist of:

Furniture and equipment	$ 3,907,152
Leasehold improvements	4,318,924
Total	8,226,076
Less accumulated depreciation and amortization	3,339,690
Furniture, equipment and leasehold improvements–net	$ 4,886,386

5. SUBORDINATED BORROWINGS FROM PARENT COMPANY AND OTHER RELATED PARTY TRANSACTIONS

The borrowings under subordination agreements with BanCorp at December 31, 2006, amounted to $50,000,000 bearing interest rates at 6.35%, and are due on June 30, 2007.

The subordinated borrowings described above, amounting to $50,000,000 are available for computing the minimum net capital requirements under the Securities Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (See Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2006, interest on subordinated borrowings amounted to $2,999,686.

The Company paid $64,783 to affiliates for operational and consulting services during the year ended December 31, 2006. Also, this affiliate leases branch space and equipment to the Company under an operating lease agreement renewed annually. For the year ended December 31, 2006, lease expense amounted to approximately $363,000. Future minimum rental payments of approximately $360,000 will be paid during 2007.

The Company received $1,152,383 from an affiliate for loan structuring and underwriting services during the year ended December 31, 2006.

6. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 39%. On August 1, 2005, a temporary two-year surtax of 2.5% applicable to corporations was enacted. This surtax is applicable to taxable years beginning after December 31, 2004 and increases the maximum marginal corporate income tax rate from 39% to 41.5%. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

At December 31, 2006, the Company has recognized a deferred tax asset amounting to $436,011 mostly related to a net operating loss carryforward and a deferred tax liability amounting to $3,904,065, which relates to the excess of the book basis over the tax basis of goodwill.

7. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2006, the Company had net regulatory capital, as defined, of $9,134,617, which was $8,884,617 in excess of its required regulatory net capital.

8. COMMITMENTS

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain for the Company's customers. As of December 31, 2006, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under two operating lease agreements, which expires on November 2014 and November 2016. The future minimum lease payments under these operating leases follow:

Year	Amount
2007	$1,072,366
2008	1,098,941
2009	1,099,340
2010	1,159,240
2011	1,164,599
Thereafter	4,234,898
Total	$9,829,384

9. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. Under the Plan, the Company makes contributions to match 50% of employees' allowable contributions, as defined under the Internal Revenue Code of Puerto Rico. In addition, the Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the Plan amounted to $557,071 in 2006. The Company's contribution becomes 100% vested once the employee attains five years of service.

* * * * * *

Deloitte.


RECEIVED
MAR 0 1 2007
PROCESSING

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 16, 2007

Santander Securities Corporation
San Juan, Puerto Rico

In planning and performing our audit of the consolidated financial statements of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander Bancorp) for the year ended December 31, 2006 (on which we issued our report dated February 16, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2194028
affixed to original.

END